Filed by LCI Industries pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934 Subject Company: LCI Industries Commission File No. 001-13646 Date: July 1, 2026 Patrick Industries, Inc. Conference Call June 30, 2026 Presenters Steve O’Hara, VP of IR Andy Nemeth, CEO Johnny Sirpilla, Interim CEO of LCI Industries Q&A Participants Daniel Moore - CJS Securities Andrés Loret de Mola - Stifel Craig Kennison - Baird Joe Altobello - Raymond James Bret Jordan - Jefferies Gregory Miller - Truist Securities Noah Zatzkin - KeyBanc Capital Markets Tristan Thomas-Martin - BMO Capital Markets Brandon Rolle - Loop Capital Operator Good morning, ladies and gentlemen, and welcome to today's call. My name is Kevin. I'll be your operator for today's call. At this time, all participants are in a listen-only mode. A question-and- answer session will follow the formal presentation. If anyone should require operator assistance during the conference, please press star zero on your telephone keypad. Please note this conference is being recorded. I will now turn the call over to Mr. Steve O'Hara. Mr. O'Hara, you may begin. Steve O’Hara Good morning, everyone, and thank you for joining us. This is Steve O'Hara, Vice President of Investor Relations at Patrick Industries. Welcome to the joint conference call hosted by Patrick Industries and LCI Industries to discuss the proposed combination of our two companies announced earlier today. Before we begin, this call is being webcast and recorded, and a replay will be available on the investor relations sections of both Companies' websites following the call. Earlier today, we issued a joint press release announcing the transaction, and we have posted an

InComm Conferencing Page 2 of 21 www.incommconferencing.com accompanying investor presentation to both Companies' IR websites. We encourage you to review those materials alongside our remarks. Joining me on today's call are Andy Nemeth, Chief Executive Officer of Patrick Industries, and Johnny Sirpilla, Interim Chief Executive Officer of LCI Industries. Before I turn the call over, I need to cover a few important items. Our remarks today and our responses to your questions will contain forward-looking statements within the meaning of the federal securities laws including the Private Securities Litigation Reform Act of 1995. These statements include but are not limited to statements regarding the proposed transaction, its anticipated benefits and synergies, the expected timing of closing, and the future financial and operating performance of the combined company. Forward-looking statements are based on management's current expectations and assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially including the possibility that the transaction does not close, the failure to obtain required shareholder or regulatory approvals, the risk that anticipated synergies are not realized, and integration risks. Additional risk factors are described in each company's filings to the SEC including the most recent annual reports on Form 10-K and subsequent reports as well as in today's presentation materials. We undertake no obligation to update any forward-looking statement except as required by law. To the extent we reference non-GAAP financial measures on today's call, reconciliations to the most directly comparable GAAP measures are included in our press release and presentation materials. This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval in any jurisdiction. In connection with the proposed transaction, Patrick intends to file with the SEC a registration statement on S4 that will include a joint proxy statement prospectus. We urge investors and shareholders to read the registration statement, the joint proxy statement prospectus, and any other relevant documents filed with the SEC when they become available because they will contain important information about the transaction. These documents, once filed, will be available free of charge at the SEC's website, www.sec.gov, and on the investor relations sections of both Companies' websites. Patrick Industries and LCI Industries and their respective directors and executive officers may be deemed participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these participants and their interests will be set forth in the joint proxy statement prospectus and other relevant materials to be filed with the SEC. With that, I'll turn the call over to Andy. Andy Nemeth Good morning and thank you for joining us today. My name is Andy Nemeth, and I am the Chairman of the Board and CEO of Patrick Industries. It is with great excitement that I sit here alongside Johnny Sirpilla, Interim CEO of LCI Industries, also known as Lippert, to announce the proposed all-stock merger between Patrick and Lippert, two companies headquartered in Elkhart with deep history, strong operating foundations, and complementary product capabilities. Today marks the beginning of an exciting new chapter not just for our companies, but for our customers, suppliers, team members, and the communities we graciously serve. This is a disciplined,

InComm Conferencing Page 3 of 21 www.incommconferencing.com strategic step forward. Both Companies bring proven teams, strong customer relationships, and a long track record of successful execution and stewardship. Bringing Patrick and Lippert together strengthens our ability to serve our customers, provide the most innovative component solutions, support our team members and communities while continuing to drive long-term value for our shareholders. The fit is clear, and our complementary product suites provide us with a tremendous opportunity to deliver competitive, cost-effective solutions and help our customers address the acute need for long-term affordability in these dynamic times. This combination also deepens our capabilities and positions us to pursue growth more effectively across our diversified markets. As we move forward, our priorities are straightforward, deliver on our strategic objectives and capital allocation strategy, execute the integration thoughtfully, maintain the high level of service that our customers expect, and positively impact our team members, markets, and communities with humility and in alignment with our values. We are enthusiasts, and we serve enthusiasts. That focus drives our commitment to enhancing not only the outdoor enthusiast’s experience for years to come but also converting that passion into products and customers in our adjacent combined housing and transportation markets, all while delivering long-term value for our stakeholders. We'll walk through the transaction overview, strategic rationale, forward-looking vision, and financial profile in the presentation that follows. I'd now like to turn the call over to Johnny Sirpilla for some opening remarks. Johnny Sirpilla Thank you, Andy, and good morning, everyone. I am Johnny Sirpilla, interim CEO of LCI Industries. I am pleased to sit here alongside Andy to announce this proposed all-stock merger between Patrick and LCI. This combination brings together two established, industry-leading American manufacturing companies with deep roots, longstanding partnerships across North America and Europe, and shared track records of strategic and organic growth, innovation, and customer service. Together, Patrick and Lippert will form a more dynamic and innovative platform serving OEMs and customers across the outdoor enthusiast, housing, and transportation markets with more than $8 billion in combined revenue and approximately $1 billion in estimated adjusted EBITDA pro forma with synergies, and a highly complementary product portfolio across diversified end markets. The combined company brings together more than 110 of the most recognizable brands in our markets including leaders like Alpha Systems, Taylor Made, SeaDek, Furrion, CURT, and Sportech. By combining Patrick's integrated design to delivery expertise, Lippert's mastery within highly engineered and innovative structural components, enhanced R&D capabilities, and a shared commitment to innovation, we will be able to deliver differentiated, competitive, cost-effective solutions, strengthen value chain alignment, and support long-term growth across our key diversified end markets. As Andy mentioned, we believe this combination enhances our ability to meaningfully partner with our customers. Together, we are building a stronger, more resilient platform, one that enhances partnerships, expands capabilities, and is better positioned to serve our customers. Andy will now take us through an overview of the transaction.

InComm Conferencing Page 4 of 21 www.incommconferencing.com Andy Nemeth Thanks, Johnny. We have structured this combination as an all-stock merger between Patrick Industries and LCI Industries, in alignment with capitalizing on the strengths of both companies. We believe this aligns shareholders in the long-term success of the combined business and presents a compelling value creation opportunity. With combined equity value of approximately $5.5 billion and an enterprise value of more than $7.5 billion at announcement, shareholders of both companies will participate in the future upside of the combined business, driven by synergy realization, innovative solutions-based partnerships with customers to help them address affordability, and the creation of a stronger, unified company that is both more resilient and diversified. Upon closing, which is targeted in the first half of 2027, subject to customary shareholder and regulatory approvals, Patrick's shareholders will own approximately 52% of the combined company, and LCI shareholders will own approximately 48%. Each LCI share will be exchanged for 1.2440 shares of Patrick common stock. Turning to leadership following close, I will assume the role of CEO of the combined company. Todd Cleveland, former CEO and chair of Patrick and a highly respected leader across the outdoor enthusiast market, will serve as chair of the combined board. Johnny Sirpilla, Interim CEO of LCI, retired President and Chief Business Development Officer of Camping World and Good Sam, and former owner of Sirpilla RV, will assume the role of Vice Chair of the Board. With overall industry experience of more than 90 years, this team is well positioned to lead the company into the future. We will take a disciplined, thoughtful, and collaborative approach to building the combined leadership team, focused on a humble, servant leadership approach with the best and most committed talent from both companies, ensuring the right leaders are in the right roles across the organization. In addition to its strategic and customer-focused benefits, the transaction is financially compelling and is expected to be accretive in the first year. On a pro forma basis, revenues are approximately $8.1 billion. Adjusted EBITDA is approximately $1 billion, representing a margin of 12.6%. Free cash flow is expected to be $508 million. Pro forma net leverage is estimated at 2.1 times, below Patrick's target ratio of 2.25 to 2.5 times. These figures include the impact of approximately $150 million of annual run rate cost synergies with accretion realized in year one and all synergies fully realized within three years of closing. This transaction has been unanimously approved by the Boards of both companies. With respect to the Board of Directors, the combined company will initially have 12 members, with six designated by Patrick and six designated by LCI. Following the second annual shareholder meeting after closing, the Board will begin to transition to a standard nomination process and a reduced size. Together, we are advancing our goal of being the supplier of choice for the outdoor recreation, housing, and transportation markets. Johnny will now discuss the potential value for stakeholders. Johnny Sirpilla This transaction creates value for stakeholders.

InComm Conferencing Page 5 of 21 www.incommconferencing.com For our OEM customers, they will benefit from broader product offerings, enhanced solutions, and deeper technical expertise to accelerate innovation. Customers will also maintain their decades-long trusted relationships with our teams and benefit from a stronger, more capable long-term partner. Together, we expect to deliver even more cost-effective and competitive solutions, helping address affordability for the long-term benefit of the markets we serve. For our customers and end users, they will benefit from faster innovation cycles, expanded aftermarket access, and better value, improving the overall experience. For our people, the combined organization has over 22,000 team members operating across approximately 350 facilities with over approximately 110 unique brands, creating a unified, high- performing talent base. Our people remain our greatest asset, and we are committed to preserving the humble culture and values that have driven our success. For our communities, Patrick and Lippert share a deep commitment to supporting the local communities in which our team members live, work, and experience our products and markets. We will support job stability, drive economic growth, and build on our community partnerships to help foster the next generation of enthusiasts. And, as has been the case since 1956 for LCI and 1959 for Patrick, the combined company will remain headquartered in Elkhart, Indiana, further reflecting our deep roots and long-standing commitment to the community. For our shareholders, the combination of these benefits translates directly into long-term value creation for our shareholders. That is exactly why this combination is so exciting. Shareholders benefit from greater end-market product diversification, expanded aftermarket capabilities, stronger strategic positioning for OEM recovery cycles, strong free cash flow generation and balance sheet flexibility, near-term and long-term synergy accretion, and a disciplined capital allocation strategy. As you can see, these benefits build on the strength of what both organizations have created independently. Now, enhanced through our shared culture, stronger partnerships, and greater scale, we are better together. Andy will now discuss how we believe the combination can drive future performance. Andy Nemeth If you recall at the Patrick Investor Day back in December 2024, we outlined our long-term vision, which highlighted our continued investment along three core fronts. First, reinvest in the company and our people. Second, deliver organic growth through innovation, footprint expansion, and scalability. Third, continue to drive our proven M&A strategy to optimize our exposure to the outdoor enthusiast markets, the aftermarket, and in opportunities in the housing and transportation markets. Those core themes are further enhanced through the Patrick and LCI combination as Lippert has been executing upon a similar strategy to grow through innovation and expand into adjacent, complementary markets. Lippert has built a strong aftermarket network that will provide a launching pad for Patrick's products.

InComm Conferencing Page 6 of 21 www.incommconferencing.com At the macro level, the long-term vision of the combined company is about continuing to evolve from a collection of strong brands and businesses into a collaborative platform, capitalizing on best practices that is even more aligned with how our diversified end markets operate. First, we are moving toward a more solutions-driven model to drive organic growth. We're not just providing individual components. We are increasingly focused on delivering higher-value, custom-integrated offerings that improve value for our customers, which can then be passed along to consumers in an effort to attack real affordability concerns. We are also looking at facility expansion hubs to be closer to our customers and increase our service touch points. Second, we will leverage our strong cash flows and proven capital allocation strategy to reinvest in the business and drive results. We will continue to prioritize opportunities that drive long-term returns including strategic growth, investments in automation and technology, share buybacks, and disciplined returns of capital via dividends, all while maintaining a strong and flexible balance sheet. And third, we see a meaningful opportunity to continue expanding our presence in the aftermarket, which is a structurally attractive part of Lippert's already-established aftermarket platform, strategy, and model and significantly enhances and expedites Patrick's product penetration opportunities in the space. On slide 14, we'll break down the combined company's core businesses. RV at 50% serves the largest and most established end market. Marine represents 12%. Truck and adventure off-road, which includes brands like CURT and Ranch Hand represents 6%. Powersports represents 5%, rounding out the outdoor enthusiast markets. Total outdoor enthusiast represents approximately 73% of combined revenues. From the other adjacent market's perspective, housing represents 17% of the mix, and transportation rounds out the portfolio at 10%, adding further diversification. The aftermarket overlay represents a powerful 16% of total revenue, with tremendous opportunity for further growth. Altogether, the business represents approximately $8.1 billion in total pro forma revenue. Turning to slide 15 and 16, I want to highlight what we believe is one of the most important and differentiated aspects of this combination: our ability to bring together highly complementary products and capabilities to deliver more comprehensive, cost-effective solutions to our customers. Patrick and Lippert each bring distinct product categories, capabilities, and areas of expertise, with very limited product redundancy across the portfolio. What that means in practice is a significant increase in customer touchpoints. We are engaging across more categories earlier in the design process and throughout more stages of the product lifecycle. Those expanded touch points naturally lead to more frequent and more strategic conversations with our customers, and as those conversations evolve, the focus shifts from selling individual components to delivering integrated, competitive, customer-centric solutions. That is a critical distinction. It allows us to move up and down through the value chain with a good, better, best product offering, collaborate more closely with OEM partners, and better understand their needs and provide value-added solutions. Supporting that shift is a deep and expanding pipeline of customer-driven innovation. By bringing together our engineering, design, and technical teams in combination with our new virtual reality product design technology and Studio, we are creating a more unified innovation platform, one focused on speed, responsiveness, and practical application. This

InComm Conferencing Page 7 of 21 www.incommconferencing.com enables us to move faster from concept to commercialization while ensuring that what we bring to market is aligned with real customer needs. That same complementary strength extends across diverse end markets. As you can see on slide 16, the combined portfolio delivers adjacent solutions across recreational vehicle, marine, powersports, and truck and off-road, as well as housing and transportation from towing systems and cargo management to flooring, framing, climate control, and seating. The result is broader end-market exposure and a meaningfully expanded addressable market, strengthening our resilience through the cycle and creating significant cross-sell opportunities as we introduce each Company's products to the other’s customers and channels. As I highlighted earlier when discussing the vision of the new company, you can see on slide 17, the combination of Patrick and LCI creates a powerful aftermarket presence with significant growth opportunity. It's not just the size of this revenue. It's the quality of the revenue and the margin profile of the business. The aftermarket is structurally different from OEM. It is less dependent on new unit production and more tied to the 8.1 million RVs and 10 million boats in service in North America, not to mention the average U.S. pickup truck production representing approximately 7 million vehicles annually. This increased connectivity allows us to move faster and bring new products to market more efficiently while increasing our exposure to the consumer demand across the lifecycle of outdoor enthusiast products, which can last up to 30 years or more. That translates into more stable demand, better visibility, and what is typically a stronger margin profile. The other important point is how this enhances our go-to-market capabilities. We are expanding our distribution footprint and broadening our relationships with dealers and installers, and perhaps more importantly, we are strengthening our direct connection with end consumers. Aftermarket channel access is dependent on the strong portfolio of brands Patrick and Lippert bring to the table including Furrion, Taylor Made, CURT, Ranch Hand, RecPro, SeaDek, Sea-Dog, Rockford Fosgate, and Wet Sounds. These brands are already well recognized and trusted across their respective categories. We see this as a structural shift toward a higher quality, more resilient, and a more margin-accretive business model with significant TAM opportunity, and we see the aftermarket becoming an increasingly important driver of long-term profitable growth. Finally, as you can see on slide 18, we are not just strengthening our foundation. We are significantly accelerating our ability to execute on growth and thoughtfully continue to diversify our business model with identified runway in our existing markets. The opportunity set in front of us is significant. Successfully executing on these growth initiatives will allow us to expand our capabilities across the outdoor enthusiast, housing, and transportation markets. How are we going to do this? First, this new platform allows us to invest more meaningfully in research and development, accelerating innovation, shortening time to market, and delivering more differentiated, customer-focused, and affordable solutions. Second, we are also broadening our reach. With a more comprehensive and diversified portfolio, we are deepening relationships and expanding our role as a trusted solutions provider. Third, importantly, as I highlighted earlier, this

InComm Conferencing Page 8 of 21 www.incommconferencing.com combination creates a significant opportunity to enhance our aftermarket business. As a result, we expect aftermarket revenues to grow from approximately 16% today to 20% to 25% over the next five years. Fourth, as we'll touch on shortly, we are well-positioned to capture upside as overall OEM market volumes improve. And finally, with increased financial strength and liquidity, we will continue to execute on a disciplined and strategic M&A approach, targeting opportunities that strengthen our capabilities, expand our market presence, and drive accretive growth. Put simply, this transaction positions us to grow faster, operate more efficiently, and deliver greater value over the long term. This is not a new playbook for either company. Over the past 20-plus years, both Patrick and LCI have consistently executed this model with discipline and at a high level, delivering results across all market cycles. That track record gives us confidence in our ability to execute and realize the full potential of this combination. While Johnny already covered much of the data on slide 20, I want to underscore one point here. These are the last 12-month actuals as of March 2026, a period that reflects near-trough conditions across several of our key diversified end markets. So, what you are looking at is the earnings power of the combined company at a low point in the cycle, which speaks to both the resilience of the combined platform and to the upside that lies ahead in a market recovery. Let me spend a moment on the synergies because they're a central part of the value creation story. We have identified more than $150 million in annual run rate cost synergies. These are cost synergies. They do not rely on revenue assumptions, and we have a high degree of confidence in our ability to capture them because they come from areas where both companies have a long track record of execution. The opportunity breaks down across three categories. Together, procurement and facilities are roughly half. We'll execute on this through supply chain and logistics optimization, smarter warehousing and distribution, and deploying a best-in-class operational playbook across the combined footprint. By combining our purchase volumes across direct materials and indirect spend, optimizing volume and rebate terms, and standardizing sourcing, we can drive meaningful efficiencies on our key inputs. And G&A makes up the balance, public company cost savings, corporate function optimization, and shared services and technologies. On timing, we expect the synergy realization to commence promptly after closing with the transaction being accretive in year one and the full run rate synergies realized by year three. I will close on this slide with a point that is important to how we think about the business. These procurement and supply chain efficiencies do not just benefit us. They position us to offer our customers more competitive pricing and enhanced value, which will help them directly address affordability. This reflects our commitment to growing alongside the partners who depend on us. Finally, I want to place this combination in the context of where we're at in the market cycle because timing matters. As you can see on slide 22, we are creating this platform at what we believe is a very attractive inflection point. Our key end markets are at or near cyclical troughs today, and that creates a compelling backdrop. We are combining from a position of discipline

InComm Conferencing Page 9 of 21 www.incommconferencing.com and strength, and we are positioning ourselves to better serve our customers and capture the upside as conditions recover. Now, we are not simply waiting for the cycle to turn. The combined platform enhances our ability to deliver comprehensive, high-quality solutions, enabling our customers to bring compelling, affordable products to market. Second, our expanded aftermarket channel creates more predictable recurring revenue that better weathers the peak to trough swings that have historically characterized our markets. When you put it all together, we have attractive market dynamics with substantial recovery upside, deeper connection to our customers across our diversified end markets, and greater stability through the aftermarket and increased diversification. The combined platform is exceptionally well positioned to capitalize on the expected improvement in market conditions and to do so with greater resilience than either company could achieve on its own. We are now ready to take questions. Operator Thank you. We’ll now be conducting a question-and-answer session. If you'd like to be placed in the question queue, please press “star”, “one” on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press “star”, “two” if you'd like to remove your question from the queue. In the interest of time, we ask you please ask one question then return to the queue for follow-ups. Once again, that's “star”, “one” to be placed in the question queue, and we ask you please ask one question then return to the queue for follow-ups. Our first question today is coming from Daniel Moore from CJS Securities. Your line is now live. Dan Moore Andy, Johnny, good morning. Congratulations on the announcement and appreciate you taking the time. Andy Nemeth Good morning. Johnny Sirpilla Good morning. Dan Moore As you described really well, Patrick's been on a journey of becoming a more solutions-oriented provider. LCI has a long history of innovation, developing new products that really fuel the growth of your industries and customers. So, I'm just wondering, where do you see the most opportunity for accelerated innovation and growth over time? Is it in the core RV? Is it in some of the adjacencies like marine, powersports, transportation, aftermarket? I don't know if you could rank

InComm Conferencing Page 10 of 21 www.incommconferencing.com order but would be really interesting to drill down and hear a little bit more about where you see those opportunities. Johnny Sirpilla I'll tell you, it's exciting what we have ahead. And when I think about our core businesses in RV and marine we’ll continue to be driving innovation there. That is a lane that we've always felt very comfortable in and will really continue to press there. We are really excited about transportation and housing as two areas for significant growth. We think the transportation market for us can really be a strong opportunity to see impact that we can make with some innovative products and what we already have in strong products in the market. Andy Nemeth And I think, Dan, as we look at it in the two companies and complementary products is really key. And as we look across the product portfolio, it just really increases the depth and breadth in our primary industries without question. And I look at the highly engineered products that LCI produces, I look at the solution space model; it's decorative products and functional products that Patrick does today and look at the runway that we have for further driving solutions together. It's really exciting. And it's exciting in RV. It's exciting in marine. And as Johnny mentioned, when I think about it from Patrick's perspective, the opportunity to deliver more value in transportation is without question, exciting. Our housing -- it opens up new capabilities and opportunities potentially in housing. And so, we're really energized by the potential for the solutions that we can create across the market sectors in alignment with the expertise and relationships that we have today with our existing markets. Operator Thank you. Our next question today is coming from Nathan Jones from Stifel. Your line is now live. Andrés Loret de Mola Good morning. This is Andrés on for Nathan Jones. Thanks for taking my question. Just on the $150 million of run rate cost synergies, maybe can you break down how quickly you expect to drive G&A, facilities, and procurement synergies? Just maybe some color on the cadence of the cost synergies. Andy Nemeth Yeah. Thank you very much. We worked as we were kind of diligencing the model. Our teams worked together to really get at a detailed level when it comes to synergy execution and define these opportunities. And so, as we look at where the industries are at today, I would expect us to start delivering independently on potential for synergies from an independent perspective that also will further align and benefit the collective group going forward. So, we're going to look at where the industries are at today. We're going to size our business appropriately together as I think as we think about it for the future and really set the platform for that future as we go forward. But we'll be able to really collectively execute on synergies once we close the

InComm Conferencing Page 11 of 21 www.incommconferencing.com transaction, but in thinking about the vision that's been put together, I would expect some things to happen even in the interim period independently knowing that they'll value the independent companies as well as the collective company. Johnny Sirpilla I'll tell you, the combination of our teams coming together was a great sign of what was ahead, and the energy and the enthusiasm that they had on the synergies really compelled both Andy and me to look at the opportunity with a lot of optimism for what we could do together. Operator Thank you. Our next question is coming from Craig Kennison from Baird. Your line is now live. Craig Kennison Hey. Good morning. Thanks for taking my question. It's with respect to the aftermarket opportunity. I'm wondering if you can just shed more light on the scale of that opportunity, what it takes to unlock it, and whether you need to make any new investments in either systems or the distribution platform to really get after that opportunity. Andy Nemeth Sure, Craig. This is Andy. We've always admired LCI's aftermarket platform. They really leaned hard into the aftermarket over the last several years and have built an incredible platform. And as Patrick is primarily historically focused on OEM with our recently developed aftermarket strategy, we think we can absolutely come together, and we think LCI's platform for aftermarket, direct-to-consumer, direct-to-dealer, third-party distribution, is already set up to really, really turbocharge Patrick's existing aftermarket. So, we're really compelled by this. I think as we looked at the numbers today, we're roughly 15%. There's potential to get to 20% to 25% of the combined volume of the two companies. And so, we're really excited about what the aftermarket can do together and really take Patrick's aftermarket into the next trajectory. Johnny Sirpilla The aftermarket business, Craig, was really a big part of my past, and so spending time with Lippert as a customer many years ago in expanding and looking for the opportunities to grow aftermarket because I knew what that segment needed. Back then, I was working with Patrick, as well, and today to have this under Jamie Schnur's leadership in aftermarket will really put us in a nice position to work together to bring Patrick's great products out to the markets that we serve. Operator Thank you. Our next question today is coming from Joe Altobello from Raymond James. Your line is now live. Joe Altobello

InComm Conferencing Page 12 of 21 www.incommconferencing.com Thanks. Hey, guys. Good morning. I guess a question for Andy. Back when the news of the discussions between the two companies was announced, you saw the stock reaction, your stock reaction, and it's trading down here at pre-market, as well. I'm sure you heard the same things that we heard from your shareholders. So, I guess my question is, what are they missing in this deal? Andy Nemeth I think the initial reaction, Joe, when the news first broke and the information came out prematurely through a leak, and as we kind of talked, we weren't able to really deliver the narrative driving the value proposition for the value of the division of the two companies. And so, I think from our perspective, I don't know the assumptions that were made, but there really wasn't a lot of clarity to the vision and strategy. And so, as we sit here today, our opportunity to be able to describe the strategy, the vision that we see together, we're hopeful that our shareholders, LCI shareholders, both see this value proposition that we see. And we're really excited about the opportunity today, especially in a period where affordability is such a headline amongst our customers. And the opportunity to partner, bring solutions that drive value and help address affordability for the industries that we serve are really compelling. And so, again, I think we look at best practices. We look at best talent across the two companies. There's just a tremendous amount of fit between our two organizations and strengths and weaknesses that match up really well. And so, we're hopeful that we can communicate this vision appropriately to our shareholders on both sides, so you can see what we see as it relates to where we think this combined company can go. And so, we didn't have a chance to address that last time. And this time, hopefully, we're going to be able to do that in a much better way with much more clarity, and we hope that this is the start of that. Operator Thank you. Our next question today is coming from Bret Jordan from Jefferies. Your line is now live. Bret Jordan Hey, good morning, guys. What's been the feedback from regulators and/or OE customers on the combined scale of this business? Obviously, a lot of content per unit between the two of you in the pro forma revenues. I don't see any divestitures anticipated. But could you give us feedback from regulators and maybe the primary OE customers? Andy Nemeth Sure. Let me start with the OE customers. First and foremost, I think when we first started talking, that was the primary concern was what are our customers going to think, and what is our value proposition that makes this a benefit to all of our stakeholders? And so, we were able to have those conversations. And I would tell you, the OE customers definitely see this, the strength and size of the two companies but as well, the opportunity to deliver those solutions at a cost- effective model that helps address affordability. And so, we need to get out there and show our customers this plan, and we fully expect to do that. We fully expect to be able to communicate

InComm Conferencing Page 13 of 21 www.incommconferencing.com how we're going to be able to deliver this. But we can start with so many avenues based on the collective talents of the companies, our engineering talent, our product development, and really benefit them with unique cost-competitive solutions. So, the OEs want to see us deliver, and we fully expect to deliver, but that was first and foremost. As it relates to regulatory, we spent a lot of time thinking about regulatory, and I think, again, one of the things that we think is so compelling about these two companies coming together is that there is very little product crossover. And so, as we look at that product crossover, we've identified potential avenues to be able to mitigate any regulatory concerns there. We've proactively identified actions that we could take in that limited crossover category model. And so, we've done a lot of work ahead of time, and we fully anticipated and are going to be prepared to address all of the regulatory requirements when we do file for regulatory approval. So, a lot of planning went into that ahead of time, and a lot of planning went into the diligence amongst the two companies in the product categories. Johnny Sirpilla That's really well said, Andy. And I just want to comment on that, Bret, that our entire thesis is that together we're going to better serve our customers and our OEMs and the shareholders and stakeholders. So, for us at this point, it is time for us to get to work and bring that value to them, show it to them, and really earn the respect that they can see for this organization coming together. I can understand if they might have a concern, but it's now on us to show them that we will really do a great job of bringing value to them. Operator Thank you. Our next question is coming from Gregory Miller from Truist Securities. Your line is now live. Gregory Miller Thank you. Good morning, gentlemen. I'd like to ask how you envision your strategy for smaller acquisition targets post combination. Do you anticipate that a majority of capital allocation to be used for acquisitions as has been the case for Patrick in recent years, and relatedly, a smaller tuck-in M&A less likely for the foreseeable future? Thank you. Andy Nemeth Yeah. So, we've identified the candidate pool in each of our markets as it relates to the M&A pipeline. And I'd say collectively, between both Patrick and LCI, I like to say that M&A is in our DNA, in that we've really established a repeatable strategy based on being able to execute with M&A and being a buyer of choice, hopefully, in the marketplaces that we serve. And so, I would expect a combination of continued tuck-ins based on the identification of that pipeline as well as some larger-scale opportunities that are out there that we've got the potential liquidity and financial strength to be able to acquire. So, it only expands the potential M&A pipeline, and we fully expect to be very, very aggressive as it relates to M&A as part of the capital allocation strategy. So, I would not expect any changes.

InComm Conferencing Page 14 of 21 www.incommconferencing.com Operator Thank you. Our next question is coming from Noah Zatzkin from KeyBanc Capital Markets. Your line is now live. Noah Zatzkin Hi. Thanks for taking my question. Can you talk about what the merger unlocks in terms of your ability to provide more comprehensive component solutions? And how do you think about any hurdles there and the timing around integrating your offerings? Thanks. Andy Nemeth Sure. So, first of all, like I said, the engineered solutions that LCI has combined with Patrick's product solutions and decorative and capabilities as well as our virtual reality technology and Studio that we've got today provides a really unique benefit for our customers where we can really create true custom solutions for those customers. We can bring our products together. We can value-add-value-engineer cost out of the products at the initial phases, especially if we can get into with our advanced product group out two and three model years. I think we can really take advantage of that opportunity to help customers take cost out. And so, we're really excited about the capabilities of the two teams and the strengths of the two teams as they match up with their engineering talent, product design talent, our sales forces collectively and the relationships that they have, and then our relationships with our customers to really help implement that change from the top level on down where you really need the support at the OEM level to drive value-add-value engineering through the model. So, we see just an enhanced opportunity from a solutions perspective. Johnny Sirpilla Agree. Our OEM customers expect that innovation from us. Both companies have been known to do that, and we'll continue on that path. Operator Thank you. Our next question today is coming from Tristan Thomas-Martin from BMO Capital Markets. Your line is now live. Tristan Thomas-Martin Hey. Good morning. Andy Nemeth Morning. Johnny Sirpilla Good morning. Tristan Thomas-Martin

InComm Conferencing Page 15 of 21 www.incommconferencing.com Andy you've drilled down into everything, what are you excited about most product-wise in LCI portfolio? What do you think maybe there's some room for improvement? And then just you mentioned affordability a couple of times in your preamble and Q&A. Will there be any change to pricing strategies now that you're potentially one combined entity? Thanks. Andy Nemeth Again, I really look, Tristan, at the opportunity to get in ahead of time on solutions with customers where we can increase our product with the customer. We can get more volume with the customer but also provide more savings based on those volumes. And so, strengths and weaknesses, again, of the two companies, I think we match up really well when I think again about engineering, I think about product development talent, our independent brands and the creativity that they have together and really collaborating. And I think one of the things that I'm most excited about is the way the two teams know each other in the marketplace, understand each other, the respect that our teams have for each other, and the energy that's already been created in some of the due diligence amongst our leaders as we've gone through this process to work together to develop product solutions and also the synergies. There's just been a tremendous energy that's been created. So, I'm very optimistic about what we see. And I think there's also going to be a tremendous reality and also openness to looking at where the weaknesses at and where the strengths and weaknesses make up for each other. And we've got that open mind today. I see that on the LCI side, as well. And again, that energy, I think, can really translate into a lot of benefit especially when we're willing to acknowledge where those strengths and weaknesses are at. So, altogether, I think, again, it just matches up really well. Operator Thank you. As a reminder, that's “star”, “one” to be placed in the question queue. Our next question today is coming from Brandon Rolle from Loop Capital. Your line is now live. Brandon Rolle Good morning. Thank you for taking my questions. Piggybacking on that affordability question, I was going to ask, I guess, how quickly do you feel like you could get prices lowered to OEMs and maybe the magnitude of the price decreases? I think previously OEMs have talked about prices could be lower if suppliers were to lower their prices. But it seems like margins were top of mind. And so, I guess just any color that you could give there on how quickly you plan to solve affordability. Thank you. Andy Nemeth Sure. And I think this also ties in a little bit to Tristan's question on pricing. And so, when we thought about this, again, solutions were first and foremost, cost-effective solutions we thought about. And then we thought about the synergy savings that we're going to generate, and really kind of a comprehensive model of being able to deliver more cost-effective solutions and sharing the synergy savings with our customers as we think about this going forward to be able to impact that affordability model and where all of us can benefit together for the good of the industries that we serve. And so, the ability to impact that -- I would just say that where we sit today with

InComm Conferencing Page 16 of 21 www.incommconferencing.com the markets and where they're operating, everybody's focused on that affordability model. And so, we want to make sure that we're looking at a long-term approach, and we may take some short-term actions to drive that long-term approach knowing where we're headed and knowing what this vision can match up to. So, I could see some short-term solutions or short-term opportunities that we will present customers with for the benefit of the long-term of the organizations, all of our organizations collectively and our customers together. So, it could be very, very quickly as we've thought about it, and we'll certainly extend as we continue to be able to get together and bring our solutions together once this transaction closes. Johnny Sirpilla I'll tell you, we really from the very beginning had the approach and the mindset that this is what we need to do is drive value back to our OEM customers and our customers. It was job one for us to look for these synergies. And when the teams came together to begin those discussions, it was top of mind that we need to work to drive pricing down. And so, we're excited about the synergy work that's been developed so far in the planning, and as we get to close and the work up to that point, really getting to a spot where we turn that into real price decreases for the teams. Operator Thank you. Our next question today is a follow-up from Dan Moore from CJS Securities. Your line is now live. Dan Moore Thank you again. Just I guess maybe drill down even a little bit further on the potential revenue synergies where you see the most opportunity for cross-selling over the next few years. And then secondly, are there any potential businesses that might be, if not divestment candidates, a little further down in terms of the area of focus? I'm thinking LCI had made a proactive effort to grow in Europe. It seems like there's more opportunity here in North America particularly in the aftermarket. So, just wondering if there's any businesses that might be non-core as we move forward. Thanks again. Andy Nemeth Sure. So, when I think about solutions and where we can collectively work, I think in enhancing simple solutions that we've got today -- I think about the marine market, right? I think about LCI's strength in their seating platform, their Bimini platforms that we can collectively put together with our instrumentation and digital switching systems, our wire harnesses and dash panels, towers that can all be integrated into a very, very compelling, unique product solution for customers. I look at roofing systems and automation potential that we could help collectively work together as it relates to the slide-out systems and integration amongst the RV business that we have today. So, I really see just a whiteboard of opportunity as it relates to those solutions. And then potential divestitures, yeah, there could be some potential divestitures. And I think, again, as we looked at the regulatory side, there's some things that we may do, we may proactively do all for the long-term vision of the combined company to deliver the most cost-

InComm Conferencing Page 17 of 21 www.incommconferencing.com effective solution to our customers. So, there could be some divestitures and again on the crossover products as we've looked at it. But overall, we're going to look at this business and these businesses together for what makes the most sense for our customers utilizing best practices and the best talent to be able to produce the most cost-effective solutions. Johnny Sirpilla Aftermarket, we really have great opportunity. When I think about our towing systems, the running board steps, grill guards, all of those areas I think in truck and adventure off-road, really exciting opportunities there. On the transportation side with our climate control systems, our windows, glass, seating, again, more opportunity that we can really grow in transportation. So, we're going to be very focused on that, and we'll have great leadership there. And again, in housing, just windows as an example, another great opportunity for us to really hit the market strong. Operator Thank you. We have reached the end of our question-and-answer session. I'd like to turn the floor back over to management for any further closing comments. Johnny Sirpilla Thank you. Before we close, a brief personal reflection on behalf of the Lippert team. Serving Lippert as a board member has been a tremendous honor, and to now serve as an interim CEO at such a defining moment is both humbling and deeply meaningful. On behalf of Group Presidents Ryan Smith and Jamie Schnur and our entire leadership team and board, we are honored to walk alongside Andy Nemeth and the exceptional team at Patrick as we begin this next chapter together. My respect for Patrick has only grown throughout this process for the strength of their business and the character of their people. While each company has its own history, we share a belief that great organizations are built by serving others, investing in people, and creating lasting value. By combining our complementary strengths, we believe we are building a stronger company, better positioned to innovate, to serve our customers, to create opportunities for our team members, and to deliver long-term value for our shareholders. I'm grateful for the opportunity to serve during this important chapter, and I look forward to writing the next one together with humility, with purpose, and with deep commitment to the people who make both organizations so special. Thank you. Andy Nemeth As Johnny noted, as we close out today, we do so with a tremendous sense of gratitude and humility as we look back and we look at the two companies and where they've come from and the talent that exists amongst our two businesses. And so, we're really grateful to be in this position. We're excited about the vision if you can't tell, and we're excited about the opportunity and potential and what we can do together to really benefit our industries and then positively impact our team members and our communities. I really want to thank our collective team members for their tremendous dedication throughout these times. The team has just been so dedicated and committed. We want to thank our customers, our partners. I want to thank our

InComm Conferencing Page 18 of 21 www.incommconferencing.com collective boards of directors for supporting the vision and working together in unity to help define that vision for what success can look like as well as in their efforts in making this possible. And so, there's just a tremendous amount of energy that's been created during this process, and I fully expect a tremendous amount of energy to come out of the back end of this process. So, thank you again. We look forward to talking to you with further updates on future calls. Operator Thank you. That does conclude today's teleconference and webcast. You may disconnect your line at this time and have a wonderful day. We thank you for your participation today.

InComm Conferencing Page 19 of 21 www.incommconferencing.com Important Information About the Proposed Transaction and Where to Find it In connection with the proposed transaction between LCI Industries (“LCI”) and Patrick Industries (“Patrick”), LCI and Patrick intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, a Patrick registration statement on Form S-4 that will include a joint proxy statement of LCI and Patrick that also constitutes a prospectus of Patrick with respect to shares of Patrick’s common stock to be issued in the proposed transaction, and a definitive joint proxy statement/prospectus, which will be mailed to stockholders of LCI and Patrick (the “Joint Proxy Statement/Prospectus”). LCI and Patrick may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document which LCI and Patrick may file with the SEC. INVESTORS AND SECURITY HOLDERS OF LCI AND PATRICK ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by LCI and Patrick through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LCI will be available free of charge on LCI’s website at lippert.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Patrick will be available free of charge on Patrick’s website at patrickind.com under the tab “Investors” and under the heading “SEC Filings.” Certain Information Regarding Participants LCI, Patrick and their respective directors and executive officers may be considered participants in the solicitation of proxies from the stockholders of each of LCI and Patrick in connection with the proposed transaction. Information about the directors and executive officers of LCI and their ownership of LCI common stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 26, 2026 (the “LCI 2025 10-K”) and its proxy statement for its 2026 annual meeting, which was filed with the SEC on March 27, 2026. Information about the directors and executive officers of Patrick and their ownership of Patrick common stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 19, 2026 (the “Patrick 2025 10-K”) and its proxy statement for its 2026 annual meeting, which was filed with the SEC on March 30, 2026. To the extent holdings of LCI’s or Patrick’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC on: (1) March 31, 2026, March 31, 2026, April 1, 2026, April 20, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 14, 2026, June 5, 2026, June 5, 2026 and June 5, 2026, with respect to directors and

InComm Conferencing Page 20 of 21 www.incommconferencing.com executive officers of LCI, (2) May 6, 2026, May 6, 2026, May 6, 2026, May 6, 2026, May 6, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 21, 2026, May 28, 2026, June 11, 2026 and June 24, 2026, with respect to directors and executive officers of Patrick and (3) other filings made from time to time with the SEC. Information about the directors and executive officers of LCI and Patrick, including a description of their direct or indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of LCI’s stockholders and Patrick’s stockholders generally, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from LCI’s or Patrick’s website as described above. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Special Note Regarding Forward-Looking Statements Information in this communication, other than statements of historical facts, may constitute forward-looking statements, for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about the benefits of the proposed transaction between LCI and Patrick, including future financial and operating results (including the anticipated impact of the transaction on LCI’s and Patrick’s respective earnings), statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology, but not all forward-looking statements include such identifying terminology. All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of LCI or Patrick to differ materially from any results expressed or implied by such forward-looking statements. Such factors include,

InComm Conferencing Page 21 of 21 www.incommconferencing.com among others, (1) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to each party’s business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the stockholders of LCI or Patrick, (5) the ability by each of LCI and Patrick to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction, (6) reputational risk and the reaction of each party’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (8) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (9) risks related to management and oversight of the expanded business and operations of the combined company due to the increased size and complexity, (10) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of the combined company’s business operations, (11) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against LCI, Patrick or the combined company before or after the transaction, and (12) general competitive, economic, political and market conditions and other factors that may affect future results of LCI and Patrick. Additional factors which could affect future results of LCI and Patrick can be found in the LCI 2025 10-K, under the captions “Special Note Regarding Forward-Looking Statements” and “Risk Factors” and LCI’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and the Patrick 2025 10- K, under the captions “Information Concerning Forward-Looking Statements” and “Risk Factors” and Patrick’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. LCI and Patrick disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.